FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Integra Resources Corp. ("Integra")
1050 - 400 Burrard Street
Vancouver, British Columbia
Canada V6C 3A6

Item 2. Date of Material Change

May 4, 2023

Item 3. News Release

A joint news release of Integra and Millennial Precious Metals Corp. ("Millennial") (together, the "Companies") announcing the material change described herein was disseminated through the facilities of Globe Newswire on May 4, 2023, and subsequently filed on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

Item 4. Summary of the Material Change

On May 4, 2023, the Companies completed the previously announced at-market merger (the "Transaction") by way of a court-approved plan of arrangement (the "Arrangement").

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

On May 4, 2023, the Companies completed the previously announced Transaction by way of a court-approved Arrangement. Under the terms of the Transaction, Integra acquired all of the issued outstanding common shares of Millennial (each, a "Millennial Share"). Millennial shareholders received 0.23 of a common share of Integra (each whole share, an "Integra Share") for each Millennial Share held (the "Exchange Ratio"). In aggregate, 42,180,139 Integra Shares were issued to former Millennial shareholders as consideration for their Millennial Shares.

As a result of the Transaction, Millennial became a wholly-owned subsidiary of Integra and the Millennial Shares were delisted from the TSX Venture Exchange (the "TSXV") at market close on May 5, 2023.

Executive Leadership and Board of Directors

Integra is led by George Salamis, as Executive Chairman; Jason Kosec, as President and Chief Executive Officer; Timothy Arnold, as Chief Operating Officer; and Andrée St-Germain, as Chief Financial Officer. Jason Kosec, Sara Heston and Eric Tremblay have joined Integra's board of directors (the "Board"). The Board also includes Stephen de Jong, George Salamis, Anna Ladd-Kruger, Timo Jauristo, C.L. "Butch" Otter and Carolyn Clark Loder. David Awram resigned from the Board and assumed the role of advisor to Integra. Former Chief Geologist and director of Millennial, Ruben Padilla, will also serve as a technical advisor to Integra.

Subscription Receipt Financing

In connection with closing of the Transaction, the escrow release conditions in respect of an aggregate of 50,000,000 subscription receipts (the "Subscription Receipts") of Integra issued on March 16, 2023 at a price of C$0.70 per Subscription Receipt (the "Subscription Receipt Financing") were satisfied and the net proceeds in the amount of approximately C$34,140,973 were released to Integra. The net proceeds are expected to be used to fund an updated resource estimate and Mine Plan of Operations at Integra's DeLamar project, an updated resource estimate and a Preliminary Economic Assessment for the Wildcat and Mountain View projects, permit advancement and for working capital and general corporate purposes. Each Subscription Receipt automatically converted on May 4, 2023 into one Integra Share for no additional consideration. The Integra Shares issued on May 4, 2023 upon conversion of the Subscription Receipts are subject to a statutory hold period expiring on July 17, 2023.

Convertible Securities

Millennial RSUs

Pursuant to the Arrangement, each Millennial restricted share unit (a "Millennial RSU"), whether vested or unvested, vested in accordance with the terms of the restricted share unit plan of Millennial and settled into Millennial Shares, with such Millennial Shares having then been exchanged for Integra Shares in accordance with the Exchange Ratio.

The TSXV has granted Millennial a waiver of the requirements of section 4.6 of TSXV Policy 4.4 - Security Based Compensation with respect to the accelerated vesting, pursuant to the Arrangement, of certain Millennial RSUs held by Jason Kosec, Sara Heston, Eric Tremblay, Jason Banducci and Raphael Dutaut, who each serve as a director and/or officer of Integra following completion of the Arrangement. Details regarding the Millennial RSUs held by such persons prior to the completion of the Arrangement can be found in the management information circular of Millennial dated March 27, 2023, which is available under Millennial's profile on SEDAR at www.sedar.com.

Millennial Options

Pursuant to the Arrangement, each Millennial option (a "Millennial Option"), whether vested or unvested, was transferred to Integra, with the holder thereof receiving as consideration an option to purchase from Integra such number of Integra Shares equal to the Exchange Ratio multiplied by the number of Millennial Shares subject to the Millennial Option, at an exercise price per Integra Share equal to the current Millennial Option exercise price divided by the Exchange Ratio, exercisable until the original expiry date of such Millennial Option and otherwise governed by the terms of the Millennial stock option plan.

Millennial Warrants

Pursuant to the Arrangement, each Millennial warrant to purchase common shares (a "Millennial Warrant") will, upon the exercise of such rights, entitle the holder thereof to be issued and receive for the same aggregate consideration, upon such exercise, in lieu of the number of Millennial Shares to which such holder was theretofore entitled upon exercise of such Millennial Warrants, the kind and aggregate number of Integra Shares that such holder would have been entitled to be issued and receive if, immediately prior to the effective time of the Arrangement, such holder had been the registered holder of the number of Millennial Shares to which such holder was theretofore entitled upon exercise of such Millennial Warrants. All other terms governing the warrants, including, but not limited to, the expiry date, exercise price and the conditions to and the manner of exercise, are the same as the terms that were in effect immediately prior to the effective time of the Arrangement, and shall be governed by the terms of the applicable warrant instruments.

Prior to the completion of the Transaction, a class of Millennial Warrants was listed on the TSXV under the trading symbol MPM.WT (the "Listed Millennial Warrants"). The Listed Millennial Warrants will continue trading on the TSXV as Millennial Warrants, under their existing trading symbol, and will remain listed on the TSXV until the earliest to occur of their exercise, expiry or delisting. As required by the warrant indenture in respect of the Listed Millennial Warrants, Integra has entered into a supplemental warrant indenture in respect of such warrant indenture governing the Listed Millennial Warrants. A copy of the supplemental warrant indenture will be made available on Millennial's and Integra's respective SEDAR profiles at www.sedar.com.

Further information about the Transaction is set forth in the materials prepared by Millennial in respect of the special meeting of the shareholders of Millennial which were mailed to Millennial shareholders and filed under Millennial's profile on SEDAR at www.sedar.com.

Other Matters

An application has been filed with the applicable securities regulators of Millennial for exemptive relief from certain continuous disclosure and insider reporting requirements. In the event Millennial is granted such relief, holders of Listed Millennial Warrants will be directed to reference, and rely upon, the public disclosure filings of Integra.

None of the securities issued pursuant to the Transaction or the Subscription Receipt Financing have been or will be registered under the United States Securities Act of 1933, as amended, or any securities laws of any state of the United States, and any securities issued pursuant to the Transaction or the Subscription Receipt Financing have been or will be issued in reliance upon available exemptions from such registration requirements. This material change report does not constitute an offer to sell or the solicitation of an offer to buy any securities.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8. Executive Officer

Andrée St-Germain
Chief Financial Officer
778-873-8190

Item 9. Date of Report

May 12, 2023

Forward looking and other cautionary statements

Certain information set forth in this material change report contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and applicable United States securities laws (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the potential benefits to be derived from the Transaction, including, but not limited to, the goals, synergies, strategies, opportunities, profile, project timelines, prospective shareholding, integration and comparables to other transactions; the future financial or operating performance of the Companies and the Companies' mineral properties and project portfolios; Integra's intended use of the net proceeds from the sale of Subscription Receipts; the results from work performed to date; the estimation of mineral resources and reserves; the development, operational and economic results of technical reports on mineral properties referenced herein; magnitude or quality of mineral deposits; the anticipated advancement of the Companies' mineral properties and project portfolios; costs and timing of the development of new deposits; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates; exploration prospects of mineral properties; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of mineral properties; future growth potential of mineral properties; and future development plans.

Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided. Assumptions and factors include: the integration of the Companies, and realization of benefits therefrom; the Companies' ability to complete its planned exploration programs; the absence of adverse conditions at mineral properties; no unforeseen operational delays; no material delays in obtaining necessary permits; the price of gold remaining at levels that render mineral properties economic; the Companies' ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: integration risks; general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; the impact of COVID-19 on the timing of exploration and development work and management's ability to anticipate and manage the foregoing factors and risks. Although the Companies have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's annual report on Form 20-F dated March 17, 2023 for the fiscal year ended December 31, 2022, and Millennial's management's discussion and analysis dated April 28, 2023 for the fiscal year ended December 31, 2022.

There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Companies undertake no obligation to update forward‐looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Companies' plans, objectives and goals, including with respect to the Transaction, and may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and the reader is cautioned not to place undue reliance on forward‐looking statements.